D: +44 20 7614 2237

ssperber@cgsh.com

January 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Confidential Submission of Draft Registration Statement on Form 20-F

Ladies and Gentlemen,

Our client, BW LPG Limited, a public company limited by shares incorporated under the laws of Bermuda (the “Registrant”), has submitted a draft Registration Statement on Form 20-F (the “Draft Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review. The Draft Registration Statement relates to the proposed registration of the common shares of the Registrant (the “Shares”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in relation to the proposed listing of the Shares on a national securities exchange in the United States. The Registrant is a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act.

The Registrant has confidentially submitted the Draft Registration Statement to the Staff of the Commission in draft, unsigned form in accordance with the procedures of the Commission for foreign private issuers, and as set out in the Division of Corporation Finance’s May 30, 2012 statement, “Non-Public Submissions from Foreign Private Issuers,” as the Registrant has a listing of the Shares on the Oslo Stock Exchange.

The Registrant has included in the Draft Registration Statement its audited consolidated financial statements as of and for each of the two years ended December 31, 2021 and 2022. The Registrant expects to include audited consolidated financial statements as of and for the year ended December 31, 2023 in a subsequent submission of a Draft Registration Statement.

Please contact me (ssperber@cgsh.com, +44 20 7614 2237) if you have any questions about this confidential submission.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Kristian Sorensen, Chief Executive Officer, BW LPG Limited
Samantha Xu, Chief Financial Officer, BW LPG Limited

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